

12/15/03

SECUR 03052089 MMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 15 2003
DIVISION OF MARKET REGULATION

cm 12/30

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SEC FILE NUMBER
8-49005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/02 (MM/DD/YY) AND ENDING 6/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: Joseph Matthew Lawless
NN: Sentinel Brokers Co Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirschner + Pasternack LLP

(Name — if individual, state last, first, middle name)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SENTINEL BROKERS COMPANY, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

JUNE 30, 2003

SENTINEL BROKERS COMPANY, INC.
FINANCIAL STATEMENTS
JUNE 30, 2003

TABLE OF CONTENTS

KIRSCHNER & PASTERNACK LLP

CERTIFIED PUBLIC ACCOUNTANTS
8 BOND STREET • SUITE 100
GREAT NECK, N.Y. 11021

(516) 829-6767 • FAX (516) 829-2828

STEPHEN J. KIRSCHNER, CPA
JAN S. PASTERNACK, CPA
GEORGE J. MOSKOWITZ, CPA
BERNARD SPEAR, CPA

ROBERT J. GRANT, PA, EA

63 WALL STREET
SUITE 1903
NEW YORK, N.Y. 10005

INDEPENDENT AUDITORS' REPORT

Mr. Joseph Lawless
Sentinel Brokers Company, Inc.
1045A Park Boulevard
Massapequa, NY 11762

We have audited the accompanying balance sheet of Sentinel Brokers Company, Inc. (a corporation) as of June 30, 2003 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sentinel Brokers Company, Inc as of June 30, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Kirschner & Pasternack LLP
Great Neck, N.Y.
August 6, 2003

SENTINEL BROKERS COMPANY, INC.
BALANCE SHEET
JUNE 30, 2003

ASSETS

Current Assets		
Cash and cash equivalents	$ 31,036	
Due from broker	100,000	
Marketable securities-available for sale	283,052	
Total current assets		$ 414,088
Fixed Assets (net of accumulated depreciation of $8,334)		6,786
Other Assets		
Deposit held at brokerage firm	100,000	
Other assets	16,865	
Total other assets		116,865
Total Assets		$ 537,739

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable	$ 26,313	
Accrued expenses and taxes payable	74,591	
Loan payable-officer	23,985	
Total current liabilities		$ 124,889
Long-term liabilities		
Subordinated note payable		100,000
Total Liabilities		224,889
Commitments and contingencies (Note 3)		
Stockholders' Equity		
Capital stock	100	
Additional paid in capital	233,709	
Accumulated other comprehensive loss	(9,900)	
Retained earnings	88,941	
		312,850
Total Liabilities and Stockholders' Equity		$ 537,739

See accountants report and notes to financial statements

SENTINEL BROKERS COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2003

Revenue	
Commissions	$ 1,487,682
Interest income	22,107
Other	(6,181)
Total Revenue	1,503,608
Expenses	
Salaries	975,685
Payroll taxes	63,837
Trade processing	129,750
Rent	17,307
Telephone	17,497
Utilities	2,358
Professional fees	17,328
Advertising	28,181
Dues and subscriptions	6,210
Office supplies and expenses	63,981
Insurance	9,999
Travel and entertainment	134,590
Interest expense	5,043
Depreciation and amortization	2,911
Total Expenses	1,474,677
Net income before taxes	28,931
Less: Provision for income taxes	15,930
Net income	$ 13,001

See accountants report and notes to financial statements

SENTINEL BROKERS COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2003

Retained Earnings-July 1, 2002	$ 75,940
Net income for the year	13,001
Retained Earnings-June 30, 2003	$ 88,941

SCHEDULE OF STOCKHOLDERS' EQUITY

Capital Stock, 200 shares authorized, 100 shares issued and outstanding, no par value		$ 100
Additional Paid in Capital		
July 1, 2002	169,560	
Additions	64,149	
Paid in Capital June 30, 2003		233,709
Other comprehensive loss		
July 1, 2002	-	
Unrealized holding losses on available for sale securities	(9,900)	
Accumulated other comprehensive loss- June 30, 2003		(9,900)
Retained Earnings		88,941
Total Stockholders' Equity		$ 312,850

SENTINEL BROKERS COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2003

Cash flows from operating activities:	
Net income	$ 13,001
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	2,911
Loss on investments	6,181
Increase in broker receivable	(15,466)
Decrease in other assets	2,800
Decrease in accounts payable and accrued expenses	(77,844)
Total adjustments	(81,418)
Net cash used in operating activities	(68,417)
Cash flows from investing activities:	
Additional paid in capital	64,149
Debt and equity investments	(95,899)
Decrease in employee loan receivable	20,500
Net cash used in investing activities	(11,250)
Cash flows from financing activities:	
Increase in loans payable	23,985
Net cash provided by financing activities	23,985
Net decrease in cash	(55,682)
Cash - beginning	86,718
Cash - ending	$ 31,036

Supplemental information:

Cash paid during the period for:	
Interest	$ 5,043
Income taxes	$ 20,467

See accountants report and notes to financial statements.

SENTINEL BROKERS COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Sentinel Brokers Company, Inc. (The Company) began business on January 1, 1998 by continuing the business of Sentinel Brokers Company, a New York proprietorship. Its primary business activity is acting as an intermediary facilitating the trading of Municipal Bonds between institutions. The company has no retail customer base.

Basis of Financial Statements

Sentinel Brokers Company, Inc.'s financial statement for the thirteen month period from June 1, 1997 to June 30, 1998 combined the activity of Sentinel Brokers Company (a sole proprietorship) from June 1, 1997 to December 31 1997 with the activity of Sentinel Brokers Company, Inc. (a corporation) from January 1, 1998 to June 30 1998. For the years ended June 30, 1999 through 2003 the Financial Statements include only the activity of Sentinel Brokers Company, Inc.

Cash and Cash Equivalents

The company considers all highly liquid investments with a maturity of three months or less, when purchased, to be "cash equivalents".

During the year, the Company had cash in excess of $100,000 on deposit in individual banks. The Federal Deposit Insurance Corporation (FDIC) insures only the first $100,000 of funds at member banks.

Revenue Recognition

Commission Income (and the recognition of related income and expenses) are recorded at the time the commissions are earned from completed bond sales.

Fixed Assets

Fixed Assets (automobile) are recorded at costs and are depreciated using an accelerated method.

Amortization of Organization Costs

Organization costs are being amortized over five years.

SENTINEL BROKERS COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2003

NOTE 1 - CONTINUED

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2- NON-CURRENT LIABILITIES

Subordinated note payable to Anne Lawless, due July 31, 2002, stated interest rate of 5%. This note was renewed August 1, 2002 and extended to July 31, 2004.

NOTE 3- COMMITMENTS

The Company occupies space at 1045A Park Boulevard, Massapequa Park, New York. The term of the lease was through October 31, 1998. At present, the company is a month to month tenant. The company also occupied space at 7 Dey Street, New York, New York. The company discontinued using the space after September 11, 2001.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2003, the Company's net capital of $375,420 was $275,420 in excess of the required net capital of $100,000. The Company's net capital ratio was 33.27%.

SENTINEL BROKERS COMPANY, INC.
SUPPLEMENTARY INFORMATION
JUNE 30, 2003

NET CAPITAL COMPUTATION

Credit Factors		
Capital		$ 312,850
Allowable Subordinated Liabilities		100,000
Total Credit Factors		412,850
Debit Factors		
Capital Not Allowable for Net Capital	$ 23,651	
Debt Securities – Haircut	13,779	37,430
Net Capital		375,420
Less: Minimum Net Capital Requirements		
Greater of .66% of Aggregate Indebtedness		
Or $100,000		100,000
Remainder: Capital in Excess of All Requirements		$ 275,420

Capital Ratio (Maximum Allowance 100%)
*Aggregate Indebtedness

$ 124,889 = 33.27%

Divided by: Net Capital $ 375,420

*Aggregate indebtedness:	
Accounts payable and Accrued Expenses	$ 100,904
Loans payable	23,985
Total Aggregate Indebtedness	$ 124,889

Reconciliation with Company's computation (included	
In part II of form X-17A-5 as of June 30, 2003	
Net Capital as Reported in Company's Part II	
(Unaudited) FOCUS Report	$ 372,520
Audit Adjustments	
Haircut-Other securities	2,900
Net Capital per Above	$ 375,420

The accompanying notes are an integral part of these statements

SUPPLEMENTARY INFORMATION

KIRSCHNER & PASTERNACK LLP
CERTIFIED PUBLIC ACCOUNTANTS
8 BOND STREET • SUITE 100
GREAT NECK, N.Y. 11021
(516) 829-6767 • FAX (516) 829-2828

STEPHEN J. KIRSCHNER, CPA
JAN S. PASTERNACK, CPA
GEORGE J. MOSKOWITZ, CPA
BERNARD SPEAR, CPA
ROBERT J. GRANT, PA, EA

63 WALL STREET
SUITE 1903
NEW YORK, N.Y. 10005

Mr. Joseph Lawless
Sentinel Brokers Company, Inc.
1045A Park Boulevard
Massapequa, NY 11762

In planning and performing our audit of the financial statements of Sentinel Brokers Company, Inc. (a corporation) for the year ended June 30, 2003, we considered their internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Sentinel Brokers Company, Inc. that we considered relevant to the objectives stated in Rule 17(a)-5(g), (1) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II); (2) in complying with the exemption provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and rate costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable, but not absolute assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may be inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the Commission's objectives.

This report recognizes that it is not practical in an organization the size of Sentinel Brokers Company, Inc. to achieve all the division of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance of management.

Further, that no material differences existed between our computations of your net capital, or determinations of the reserve requirements, and your corresponding Focus Report part II A filing, except as noted in the Supplementary Information (Page 8).

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,



Kirschner & Pasternack LLP
Certified Public Accountants

August 6, 2003